UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013
______________________

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.
Press Release dated November 29, 2013 entitled “Grupo Financiero Santander México announces that its subsidiary, Banco Santander (México), S.A., has completed the acquisition of ING Group’s mortgage business in Mexico”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

Date: November 29, 2013

GRUPO FINANCIERO SANTANDER MÉXICO ANNOUNCES THAT ITS SUBSIDIARY, BANCO SANTANDER (MÉXICO), S.A., HAS COMPLETED THE ACQUISITION OF ING GROUP’S MORTGAGE BUSINESS IN MEXICO

Mexico City, Mexico, November 29, 2013 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Santander México” or the “Company”), one of the leading financial groups in Mexico, today announced that its subsidiary, Banco Santander (México), S.A., Institución de Banca Múltiple (“Banco Santander México”), has completed the acquisition of the equity stock of ING Hipotecaria, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad No Regulada (“ING Hipotecaria”), a subsidiary of ING Group (“ING”), as announced on June 14, 2013.

Upon receipt of all required regulatory approvals and authorizations for the acquisition, Banco Santander México purchased ING Hipotecaria for Ps.541.4 million (approximately US$41.4 million) in cash.  As of September 30, 2013, ING Hipotecaria’s loan portfolio totaled Ps.11.9 billion, its customer base exceeded 28,000 clients, and its distribution network consisted of 20 branches throughout Mexico.

Marcos Martínez, Executive Chairman and CEO, commented, "We are very pleased to have completed the acquisition of ING Hipotecaria, which strengthens our core portfolio and solidifies Santander México’s position as the second largest banking mortgage provider in Mexico with an estimated market share that increases from 15.8% to 17.8% with this acquisition.  We have successfully grown our mortgage business over the years through a prudent combination of organic and external growth initiatives, and we believe the acquisition of ING Hipotecaria fits perfectly into our ongoing strategy. Going forward we intend to continue to expand our mortgage business, providing our clients with innovative products and services while leveraging opportunities for cross-selling our other banking products and maximizing the cost synergies we have identified for this acquisition.”

ING Group Trademarks and Domain
We inform you that on November 29, 2013, Banco Santander (Mexico), SA, Institución de Banca Múltiple, Grupo Financiero Santander México acquired the equity stock of ING Hipotecaria. From that date ING Hipotecaria is no longer part or affiliated with (and is not carrying on business for or representing) either Conglomerado de Valores, S.A. de C.V. or ING Group or any of their affiliates. ING trademarks and ING domain names remain the property of ING Group and ING Bank, as applicable, and are used under license by ING Hipotecaria with ING Group’s and ING Bank’s, as applicable, permission.

About Grupo Financiero Santander México
Grupo Financiero Santander Mexico, S.A.B. de C.V. (Santander Mexico), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander Mexico offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of September 30, 2013, Santander Mexico had total assets of Ps.806.3 billion under Mexican GAAP and more than 10.6 million customers. Headquartered in Mexico City, the Company operates 991 branches and 238 offices nationwide and has a total of 13,883 employees.

About ING Group
ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

Investor Relations Contact
Gerardo Freire
+ (52 55) 5269-1827
investor@santander.com.mx

GRUPO FINANCIERO SANTANDER MÉXICO PRESS RELEASE

Cautionary Statement on Forward-Looking Statements
This press release contains forward-looking statements. The forward-looking statements contained herein include, without limitation, statements about Santander México’s intent, belief, targets or current expectations concerning our future business development and performance and the expected synergies from the acquisition of ING Hipotecaria. While these forward-looking statements represent our judgment and current expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. Information relating to risks, uncertainties and other factors that affect our business are included in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. The risks and uncertainties included in our filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance. You should not place undue reliance on these forward-looking  statements, which speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements, except as required by applicable law.

GRUPO FINANCIERO SANTANDER MÉXICO PRESS RELEASE